Exhibit 12.1

DURECT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for each of the periods indicated (in thousands):

	Nine months ended September 30, 2008	Year ended December 31,
		2007	2006	2005	2004	2003
Earnings:
Net loss	$(25,555)	$(24,339)	$(33,327)	$(18,128)	$(27,637)	$(22,698)
Fixed charges	1,360	3,456	4,496	5,502	5,661	3,584
Less: interest capitalized	—	—	—	—	—	—

Total Earnings:	$(24,195)	$(20,883)	$(28,831)	(12,626)	(21,976)	(19,114)

Fixed charges:
Interest expense	731	2,625	3,436	4,363	4,463	2,460
Portion of rent expense representative of interest	629	831	1,060	1,139	1,198	1,124

Total fixed charges	$1,360	$3,456	$4,496	$5,502	$5,661	$3,584
Preferred dividend requirements	—	—	—	—	—	—
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—
Ratio of combined fixed charges and preference dividends to earnings (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividend requirements, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Preferred dividend requirements consist of the amount required to meet dividend requirements on our preferred stock for the periods indicated, and during the periods indicated, we did not have any preferred dividend requirements. Earnings were insufficient to cover fixed charges and preferred dividend requirements for these periods. The amount of the coverage deficiency was $24.2 million for the nine months ended September 30, 2008 and $20.9 million, $28.8 million, $12.6 million, $22.0 million and $19.1 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.